SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Oppenheimer Liquid Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6803 South Tucson Way, Centennial, Colorado 80112-3924

Telephone Number (including area code): 303-768-3200

Name and address of agent for service of process:

Arthur S. Gabinet, Esq.

Executive Vice President & General Counsel

OppenheimerFunds, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X          No ______

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 21st day of January, 2011.

Oppenheimer Liquid Opportunities Fund

By: /s/ Taylor V. Edwards

 Taylor V. Edwards

 Secretary

Attest:

By:     /s/ Nancy S. Vann

 Nancy S. Vann

 Assistant Secretary